SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              TAYLOR MADISON CORP.
                                 (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  877722P 10 8
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   MAY 6, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Sharon  Lallouz
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|2|     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER OF A GROUP *          (a)[ ]
                                                                          (b)[ ]

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SEC  USE  ONLY

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|4|     SOURCE  OF  FUNDS*
        N/A

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|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                        [ ]

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

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|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        US

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                     |7|  SOLE  VOTING  POWER
NUMBER  OF                7,613,000
SHARES               -----------------------------------------------------------
BENEFICIALLY         |8|  SHARED  VOTING  POWER
OWNED  BY  EACH            N/A
REPORTING            -----------------------------------------------------------
PERSON  WITH         |9|  SOLE  DISPOSITIVE  POWER
                          7,613,000
--------------------------------------------------------------------------------
|10|     SHARED  DISPOSITIVE  POWER
                       N/A

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|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         7,613,000
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|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES CERTAIN
         SHARES  *      N/A

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|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                       -  13.9%  -

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|14|     TYPE  OF  REPORTING  PERSON  *
               IN

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ITEM  1.  Security  and  Issuer.

This Schedule 13D relates to the Common Stock of Taylor Madison Corp. (hereinafter "TMC"). The principal executive offices of TMC are located at 2875 NE 191st St., suite 501, Aventura, FL 33180.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Sharon Lallouz. Mrs. Lallouz is an individual, her business address is 2000 Island Blvd., 2005 Aventura FL 33160.
Mrs. Lallouz is the President of Omniscent Corp. ("Omniscent"), a Florida Corporation which is a beneficial owner of more then 5% of TMC common stock.

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(d)-(e)  During the last five years, Mrs. Lallouz: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mrs.  Lallouz  is  a  citizen  of  the  United  States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Not  Applicable.

ITEM  4.  Purpose  of  Transaction

On May 6, 2005, TMC entered into a Share Exchange Agreement (the "Share Exchange Agreement) with Telzuit Technologies, LLC, a Florida limited liability company, Telzuit Technologies, Inc., a Florida corporation, Michael J. Vosch, James P. Tolan, Don Sproat, and Chris Phillips. Pursuant to the Share Exchange Agreement, TMC acquired all of the issued and outstanding capital stock of Telzuit Technologies, Inc. in exchange for 2,207,723 shares of TMC's newly created Series B Preferred Stock (the "Telzuit Acquisition"). The Telzuit Acquisition closed on May 6, 2005. The Series B Preferred Stock is convertible into an aggregate of 26,492,676 shares of TMC common stock at the rate of twelve (12) shares of TMC common stock for each share of Series B Preferred Stock.

Ominscent originally acquired the securities of TMC for investment purposes. Depending on general market and economic conditions affecting TMC and other relevant factors, Ominscent may purchase additional securities of TMC or dispose of some or all of securities form time to time in open market transactions, private transactions or otherwise.

Neither Ominscent nor Mrs. Lallouz have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of TMC, or the disposition of securities of TMC;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving TMC;

(c)     a  sale  or  transfer  of  a  material  amount  of  assets  of  TMC;

(d) any change in the present board of directors or management of TMC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of TMC;

(f)     any  other  material  changes  in TMC's business or corporate structure;

(g) changes in TMC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of TMC by any person;

(h) causing a class of securities of TMC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of TMC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer.

(a)     Sharon  Lallouz  beneficially  owns  7,613,000  shares  of Common Stock,
$0.001 par value, of TMC. That number does not include 8,721,000 shares beneficially owned by Lucien Lallouz, Mrs. Lallouz's husband and the former Chief Executive Office and former Director of TMC, of which Mrs. Lallouz disclaims ownership.

The shares of Common Stock beneficially owned by Mrs. Lallouz constitute approximately 13.9% of the total number of shares of Common Stock of TMC, based upon 54,893,565 shares issued and issuable as of the filing of this
Schedule 13d, which includes 28,400,889 shares issued and outstanding as of February 15, 2004 (as reported in the current report on Form 10-QSB filed on February 22, 2005) and the Company's issuance of 2,207,723 shares of Series B Preferred Stock, which are convertible into an aggregate of 26,492,676 shares of common stock, with each share of Series B Preferred Stock convertible into twelve (12) shares of common stock, as reported in the Company's report on Form 8-K filed with the Commission on May 12, 2005.

(b) Mrs. Lallouz has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 7,613,000 shares of the Company's common held in the name of Omniscent, of which she is president and beneficial owner.

(c) Mrs. Lallouz acquired the Common Stock as a result of the transaction discussed in ITEM 4, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mrs. Lallouz.

(e)     Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits.
c)  Exhibits:

10.1(1)   Securities Purchase  Agreement  dated  May  6,  2005,  by  and  among
          Registrant, Lucien Lallouz, Michael B. Wellikoff, Taylor Madison Holdings, Inc., and Chris Phillips, as authorized representative for each of the persons that purchased 10% Convertible Debentures issued\ by Taylor Madison.

10.2(1) Share Exchange Agreement dated May 6, 2005, by and among Registrant, Telzuit Technologies, LLC, Telzuit Technologies, Inc., Michael J. Vosch, James P. Tolan, Don Sproat, and Chris Phillips, as authorized representative for each of the persons that purchased the 10% Convertible Promissory Debentures issued by Taylor Madison.


99.1(1) Certificate of Designations, Preferences, and Rights of the Series B Preferred Stock, as approved by the Board of Directors

(1) Filed as exhibits to the Company's Form 8-K filed with the Commission on May 12, 2005, and incorporated herein by reference.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May  20,  2005               By:  /s/  Sharon  Lallouz
                                          -----------------
                                         Sharon  Lallouz

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